[DESCRIPTION]Report of 10f-3 Transactions
Securities Purchased in Underwritings Involving
Transactions for Lebenthal & Co., Inc.
Subject to Rule 10f-3 Under the Investment Company Act of 1940.
NY MUNICIPAL BOND FUND

10f-3 TRANSACTIONS FOR THE PERIOD DECEMBER 1, 1999 THROUGH MAY 31, 2000
                                                                               % of
                                                                   Face amount Offering (1)
                           Date      Shares    % of Fund Price per Purchased byPurchased
Security                   Purchased Purchased Assets**  Share     Fund        By Fund*  Broker
NYS HGR 6.5% 7/1/25        04/28/00  1,000,000 0.75%     $98.29    982,900     0.15%     Goldman Sachs

* Purchases by all Portfolios in aggregate may not exceed the greater of (i) 25% of the principal amount of the offering.
**Purchases may not exceed 3% of Portfolio's total assets.
1) Amount of total offering was: $681,240,000.